Filed by Cameron International Corporation
Commission File No. of Subject Company: 1-13884
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: NATCO Group, Inc.
Commission File No. of Subject Company: 001-15603

Frequently Asked Questions – Week of July 13, 2009

The following information is being provided in response to Cameron and NATCO employee questions posted on the www.WelcometoCameron.com website.  As has been noted in the prior FAQ installments, it is important to remember that until the merger is completed, the two companies must remain separate entities and continue to operate independently of each other.

1.	Does Cameron have any scholarship programs available for Graduating Seniors of Cameron Employees to apply for?

Cameron does not have scholarship programs.

2.	What will happen from this point forward if the stock holders reject the offer and vote against the merger?

Both companies are continuing to be run as separate entities and will be so until the merger is approved.  So, if the stockholders of NATCO do not approve the merger, then a condition of closing will not have been met, the merger will not go forward and the companies will go their separate ways.

3.	What are Cameron's normal working hours? Are these flexible?

In general Cameron does not offer 9-80 or 4 day, 10 hr work weeks.  Work schedules are determined by the local needs and vary depending on location but typically conform to a standard work schedule.

4.	Regarding 401K - if I have invested a portion of my 401K with a brokerage firm, will that stand, or will I have to move it back under Cameron/Charles Schwab?

Currently, Cameron does not offer a brokerage window through the 401k plan.  Each participant will be given the opportunity to make an investment election under the Cameron plan.

5.	What are the 9 investment funds Cameron offers please?

Currently, Cameron offers the following investment options and 4 investment models comprised of these funds:

American Funds Growth Fund of America
American Funds Washington Mutual A
State Street S&P 500 Index
Franklin Balance Sheet Investment A
Lord Abbet Developing Growth A
Pimco Total Return Admin
Primco Stable Value Fund
American Funds EuroPacific Growth A
Cameron Stock

The investment options are currently under review and are subject to change.

6.	Does Cameron’s 401(k) plan allow in-service withdrawals for participants over age 59½?

Yes, in-service withdrawal may be requested for participants over the age of 59 1/2.

7.
I hold some stocks in the Schwab Personal Choice Retirement Account portion of my 401(k). I intended to hold them for the long term. Will I have to sell these stocks since Cameron doesn’t have a similar brokerage option or will there be another alternative?

See #4 above.

8.
I'm still not clear how this transaction will work.  If I own 10 shares of NATCO stock, does that mean I will then own 11.85 shares of Cameron and the transaction will be done or will I also be given the monetary difference in cash or stocks based on their respective values?

If you own 10 shares of NATCO common stock, on the closing of the transaction your shares will automatically be converted into 11 shares of Cameron common stock plus the cash equivalent of 0.85 of the market value of a share of Cameron common stock on the date of closing.  Cameron will not issue fractional shares in the transaction.

Forward-Looking Statements

Information set forth in this document may contain forward-looking statements, which involve a number of risks and uncertainties.  Cameron cautions readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Cameron and NATCO, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts.

The following additional factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to satisfy the closing conditions of the transaction, including obtaining regulatory approvals for the transaction and the approval of the merger agreement by the NATCO stockholders; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the impact of other acquisitions that Cameron or NATCO have made or may make before the transaction; competition and its effect on pricing; and exploration and development spending by E&P operators. Additional factors that may affect future results are contained in Cameron’s and NATCO’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s web site http://www.sec.gov.  Cameron and NATCO disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.

Additional Information and Where to Find It

In connection with the proposed merger, Cameron will file with the SEC a Registration Statement on Form S-4 and NATCO will file a proxy statement, which will be mailed to NATCO’s stockholders. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE S-4 AND PROXY STATEMENT REGARDING THE PROPOSED MERGER WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the S-4 and proxy statement (when available) and other related documents filed by Cameron and NATCO with the SEC at the SEC’s website at www.sec.gov. The S-4 and proxy statement (when it is available) and the other documents may also be obtained for free by accessing Cameron’s website at www.c-a-m.com  under the heading “Investor Relations” and then under the heading “SEC Filings” or by accessing NATCO’s website at www.natcogroup.com under the tab “Investor Relations” and then under the heading “SEC Filings”.

Participants in the Solicitation

NATCO and its directors, executive officers and certain other members of management and employees may be soliciting proxies from its stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the stockholders in connection with the proposed merger will be set forth in NATCO’s proxy statement when it is filed with the SEC. You can find information about NATCO’s executive officers and directors in their definitive proxy statement filed with the SEC on March 23, 2009. You can obtain free copies of these documents from NATCO using the contact information above.